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25 August 2005
Ref: 261


Corus Group plc 2005 Interim Results


Highlights

o    Group operating profit of (pound)483m
o Underlying operating profit* of (pound)503m, an improvement of (pound)348m over 2004
o    'Restoring Success' delivered approximately 35% of the improvement
o Capital expenditure for the UK Restructuring element of Restoring Success has been completed
o    Earnings per share increased to 7.56p
o    Interim dividend of 0.5p per share
o Net debt at (pound)1,131m now includes (pound)268m impact of adopting IAS 32 and 39 from January 2005


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International Financial Reporting Standards (IFRS) now adopted
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(pound) millions unless stated                         H1 2005           H1 2004
--------------------------------------------------------------------------------
Turnover                                                 5,333            4,477
--------------------------------------------------------------------------------
Group operating profit                                     483              195
--------------------------------------------------------------------------------
EBITDA*                                                    658              307
--------------------------------------------------------------------------------
Underlying operating profit*                               503              155
--------------------------------------------------------------------------------
Pre-tax profit                                             435              156
--------------------------------------------------------------------------------
Earnings per share (pence)                                7.56p            1.94p
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Net debt at end of period                              (1,131)          (1,191)
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 * Before restructuring, impairment and disposals. Refer to supplementary information note 10 for reconciliation to the Group's operating profit.


Outlook for the second half of 2005

o The third quarter will be impacted by lower selling prices, the full effect of raw material cost increases and reduced steel making to align production with demand
o As the year progresses stock levels are expected to revert to normal and demand and selling prices are expected to improve gradually
o Further Restoring Success benefits including initial benefits from UK Restructuring will be progressively delivered in line with plan



                                        Corus Group plc 2005 Interim Results   1

From 2 January 2005, in line with all companies listed in the European Union, Corus is adopting International Financial Reporting Standards (IFRS) having previously reported its financial results under UK Generally Accepted Accounting Principles (UK GAAP). Further detail of this change in accounting policy is provided in Appendix 1 of the full interim report.


Financial highlights

In the first half of 2005, Corus' financial performance showed further improvement. The profit after tax of (pound)337m equates to earnings per share of 7.56p, compared to 1.94p in the same period last year.

External turnover increased by 19% to (pound)5,333m as the Group benefited from higher average steel selling prices following the significant increases secured on both spot prices during the second half of 2004 and on annual contracts from the start of 2005. The increase in average steel selling prices more than offset an 8% reduction in deliveries in the period resulting from weak market conditions. Apparent demand slowed during the first half of the year due to a combination of higher stocks through the supply chain and weak underlying consumption in the automotive and construction sectors. Combined with higher imports, this hampered efforts to redress the stock build that occurred in the second half of 2004. Total operating costs increased by 13% to (pound)4,850m, primarily reflecting significant increases in raw material, particularly iron ore and coal, and energy costs.

The Group operating profit for the half year was (pound)483m, compared to (pound)195m in 2004. The underlying operating profit, excluding restructuring and impairment costs and profit on disposal of fixed assets, was (pound)503m (2004: (pound)155m). Management actions as part of 'Restoring Success' continue to make a significant contribution to the improved operating performance and are estimated to have accounted for some (pound)120m or 35% of the increase in underlying operating profit.

At the end of the period, net debt was (pound)1,131m. The increase compared to the year-end position (2004: (pound)842m) is almost entirely attributable to the adoption of IAS 32 and 39 from January 2005, which require the Group to show drawings under its (pound)275m debtor securitisation programme as net debt. On a comparable basis, the Group's working capital management remains strong with working capital to turnover unchanged at 18%.


Restoring Success

Restoring Success, launched in June 2003, is designed to deliver EBITDA benefits of (pound)680m per annum by the end of 2006. At the end of June 2005 annualised exit rate benefits of (pound)480m were secured. Progress against the three separate initiatives is outlined below:

--------------------------------------------------------------------------------
Progress to date - Annualised Exit Rates (from June 2003)
--------------------------------------------------------------------------------
      Initiative              End 2006 targets          Progress to June 2005
--------------------------------------------------------------------------------
Existing initiatives            (pound)210m                    (pound)214m
--------------------------------------------------------------------------------
UK restructuring                (pound)120m              Benefits from H2 2005
--------------------------------------------------------------------------------
New initiatives                 (pound)350m                    (pound)266m
--------------------------------------------------------------------------------
Gross target                    (pound)680m                    (pound)480m
--------------------------------------------------------------------------------


o    Existing initiatives - including the 'World Class IJmuiden' (completed in
     2004) and 'High Performance Strip UK' programmes to improve operational performance within our Strip Products division. At the end of June 2005, existing initiatives have delivered EBITDA improvements of (pound)214m on an annualised basis, 6 months ahead of plan.



                                        Corus Group plc 2005 Interim Results   2

o UK Restructuring - the capital investment related to this programme to improve the efficiency of the UK steel making assets was completed in the first half of the year. The benefits remain on course to be progressively delivered through the second half of 2005 and into 2006;
o New initiatives - related to the sharing and implementation of best practice across the Group and the enrichment of the product and customer mix towards premium end markets. Excellent progress continues to be made with new initiatives and this part of the programme also remains on track.

The competitive gap between Corus and the European operations of the Group's peers, measured by the EBITDA to sales ratio, was estimated to have reduced from 6% in 2003, to 3.5% in 2004. While Corus has seen continued improvement in its financial performance, this gap is estimated to have widened to 4.2% in the first half of 2005. The widening is attributable to Corus' lower exposure to annual contracts and a margin squeeze on long products manufactured through the blast furnace process route, as selling prices were reduced in response to lower scrap surcharges. The Group remains on track to deliver the full benefits of Restoring Success by the end of 2006.


The Corus Way

The Group has previously announced its longer-term perspective - the Corus Way - that will build on three business objectives: best supplier to best customers, world class processes and selective growth. The objectives are designed to differentiate Corus from its competitors and allow the Group to deliver value for its shareholders.

As part of the best supplier to best customer objective, new investment in the Group's existing asset base in Western Europe will be focused on enriching the product mix. In February 2005, Corus announced a major investment of (pound)130m at Scunthorpe to strengthen the Group's competitive position in the structural sections, rail and wire rod markets, by improving operational efficiency, product range and customer service. As part of world class processes, the implementation of continuous improvement will seek to improve operating effectiveness and secure cost reductions, based on principles of lean thinking. Significant investment is being made to support these activities. Finally, as part of selective growth, the Group will also look at external opportunities in low cost and high growth countries to further improve its competitive position.


Erdemir

The Group has previously expressed an interest in the privatisation of Erdemir, Turkey's largest steel producer. Corus has determined not to proceed on a stand alone basis and will therefore explore opportunities to work jointly with a domestic partner.


Dividend

At the time of the Group's preliminary results on 17 March 2005, the Board announced its intention to recommence dividend payments in respect of 2005. Furthermore, at the Group's Annual General Meeting, on 16 June 2005, the Board also stated that it expected to declare a modest, initial dividend at the time of the company's interim 2005 results.

The Board is today declaring an interim dividend of 0.5p per share, which will be paid on 14 October 2005 to shareholders on the register at 16 September 2005. For American Depositary Receipt holders, the dividend is payable in US dollars on October 24, 2005 by the Depositary, The Bank of New York, to the ADR holders of record on September 16, 2005. The recommencement of dividends reflects the Board's confidence in the underlying long-term recovery of the Group.



                                        Corus Group plc 2005 Interim Results   3

Outlook

Weak apparent demand in Europe has created downward pressure on selling prices and this has continued in the third quarter. To align production with demand, Corus has reduced steel production in this period by some 0.5mts. The full impact of the significant increases in raw materials will also be experienced in the third quarter.

Stock levels in North America have already returned to more normal levels with apparent demand showing signs of recovery and prices having stabilised. The European position is expected to follow the North American trend as imports stabilise and underlying consumption recovers in the second half of the year. As the balance between supply and demand is restored, European stocks are expected to revert to more normal levels as the year progresses and selling prices to recover gradually.

The Group's Restoring Success programme is expected to continue to deliver benefits in line with plan. This includes the initial benefits from the UK investments that were successfully completed during the first half of the year.


Commenting on the interim result, Philippe Varin, Chief Executive said;

"Corus has delivered a strong financial performance in the first-half of 2005, despite the more challenging market conditions. Restoring Success remains on track and provides a firm foundation going forward. The return to dividend payments indicates our confidence that Corus' operational performance is being structurally improved".


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Corus Group Plc (LSE/AEX: CS; NYSE: CGA) is one of the world's largest metal producers with annual turnover of over (pound)9 billion and major operating facilities in the U.K., the Netherlands, Germany, France, Norway and Belgium. Corus' four divisions comprising Strip Products, Long Products, Distribution & Building Systems and Aluminium provide innovative solutions to the construction, automotive, rail, general engineering and packaging markets worldwide. Corus has 48,100 employees in over 40 countries and sales offices and service centres worldwide. Combining international expertise with local customer service, the Corus brand represents quality and strength.
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The full Interim report is attached to this press release. Copies of today's announcement are available on the Corus website: www.corusgroup.com

Contacts:   Investor Relations:    Tel.  +44 (0) 20 7717 4514/4501/4504
                                   Fax. +44 (0) 20 7717 4604
                                   e-mail: investor@corusgroup.com

            Corporate Relations:   Tel.   +44 (0) 20 7717 4532/4597
                                   Fax.  +44 (0) 20 7717 4316

            Mailing address:       30 Millbank, London, SW1P 4WY, United Kingdom



                                        Corus Group plc 2005 Interim Results   4